Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156616
PROSPECTUS SUPPLEMENT
(To prospectus dated April 2, 2009
and supplemented April 22, 2009,
April 28, 2009 and May 14, 2009)
15,900,000 Shares of Common Stock
     This prospectus supplement supplements the prospectus dated April 2, 2009 and supplemented April 22, 2009, April 28, 2009 and May 14, 2009 (the “Original Prospectus”) which relates to our potential issuances of shares of our common stock to the holders of our 7.75% convertible senior notes due 2012, in payment of interest on those notes.
     This prospectus supplement includes our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 3, 2009.
      The information contained in the report included in this prospectus supplement is dated as of the date of such report. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Original Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Original Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Original Prospectus.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 5 of the Original Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 5, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) June 1, 2009
VION PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-26534	13-3671221

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4 Science Park, New Haven, CT	06511

(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (203) 498-4210
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX

Item 8.01 Other Events.
On June 1, 2009, Vion Pharmaceuticals, Inc. announced that an analysis of clinical data of its lead anticancer agent Onrigin™ (laromustine) Injection in patients over the age of sixty with acute myeloid leukemia (AML) was presented in a poster at the 2009 American Society of Clinical Oncology (ASCO) Annual Meeting in Orlando, Florida.
A reproduction of the poster is available on Vion’s website, www.vionpharm.com.
A copy of the press release announcing the poster presentation is attached hereto as Exhibit 99.1 and incorporated by reference herein.
Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits.
Exhibit 99.1                      Press release dated June 1, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VION PHARMACEUTICALS, INC.
Date: June 2, 2009	By:	/s/ Howard B. Johnson
		Name:	Howard B. Johnson
		Title:	President and Chief Financial Officer

EXHIBIT INDEX
99.1                  Press release dated June 1, 2009.

Exhibit 99.1

COMPANY CONTACT:	Vion Pharmaceuticals, Inc.
Alan Kessman, Chief Executive Officer
Howard B. Johnson, President & CFO
(203) 498-4210
Vion Pharmaceuticals Presents Data on Onrigin™
Elderly AML Trials at the ASCO® Annual Meeting
NEW HAVEN, CT, June 1, 2009 — VION PHARMACEUTICALS, INC. (OTC BULLETIN BOARD: VION) today announced that an analysis of clinical data of its lead anticancer agent Onrigin™ (laromustine) Injection in patients over the age of sixty with acute myeloid leukemia (AML) was presented in a poster at the 2009 American Society of Clinical Oncology (ASCO®) Annual Meeting in Orlando, Florida.
Ann Cahill, Vice President, Clinical Development, commented, “This poster presents an objective analysis of the co-morbid conditions with which so many elderly AML patients present. It demonstrates that the patient population forming the basis of the efficacy claims in Vion’s New Drug Application was indeed a poor-risk population, with multiple risk factors predicting for a poor prognosis.”
In the analysis, 140 AML patients over the age of sixty treated with Onrigin™ in two Phase II clinical trials were analyzed for co-morbidity according to the hematopoetic cell transplantation-specific co-morbidity index (HCT-CI). The HCT-CI is an adapted version of the Charlson Comorbidity Index (CCI), and was originally developed to predict outcomes in patients undergoing allogeneic stem cell transplant. It has since been used to describe outcome for AML patients receiving induction chemotherapy. HCT-CI scores have been shown to be predictive of early death and survival in patients over the age of 60 receiving induction therapy for AML.
The 140 patients included all 85 patients from the Company’s pivotal trial in elderly poor-risk AML, and 55 patients in a retrospectively determined subset from a previous trial in elderly AML. The median age of this population was 74 years. HCT-CI scores were separated into three risk groups for non-relapse mortality and survival: low (0), intermediate (1-2), and high (3 or greater). The analysis established that 81% of the patients in the combined population had an HCT-CI score of 3 or greater and that the median score was 5 (range 0-12), confirming the poor-risk nature of this patient group. Patients with an HCT-CI score of 3 or greater had an overall response rate of 34%, an induction death rate (death within 30 days of first induction) of 14%, and a Kaplan-Meier estimate of survival at twelve months of 21%.
About Vion
Vion Pharmaceuticals, Inc. is committed to extending the lives and improving the quality of life of cancer patients worldwide by developing and commercializing innovative oncology therapeutics. Vion has two agents in clinical trials, Onrigin™ (laromustine) Injection and Triapine®. The Company has an NDA under review with the FDA for Onrigin™ for remission induction treatment for patients sixty years of age or older with de novo poor-risk acute myeloid leukemia (AML). Triapine®, a potent inhibitor of a key step in DNA synthesis, is being evaluated in clinical trials sponsored by the National Cancer Institute. For additional information on Vion and its product development programs, visit the Company’s Internet web site at www.vionpharm.com.
This news release contains forward-looking statements. Such statements are subject to certain risk factors which may cause Vion’s plans to differ or results to vary from those expected, including Vion’s potential inability to obtain regulatory approval for its products, particularly Onrigin™ (laromustine) Injection, delays in the regulatory approval process, particularly for Onrigin™ (laromustine) Injection, including possible delays in the FDA’s review process beyond our expectation for approval in December 2009, delays or unfavorable results of drug trials, the possibility that favorable results of earlier preclinical studies, clinical trials or interim clinical trial data are not confirmed by safety and efficacy results in later or final clinical trials, the need for additional research and testing, the inability to manufacture product, the potential inability to secure external sources of funding to continue operations, the inability to access capital and funding on favorable terms, continued operating losses and the inability to continue operations as a result, and a variety of other risks set forth from time to time in Vion’s filings with the Securities and Exchange Commission, including but not limited to the risks attendant to the forward-looking statements included under Item 1A, “Risk Factors” in Vion’s Form 10-K for the year ended December 31, 2008, Vion’s Form 10-Q for the quarter ended March 31, 2009, and Vion’s Post-Effective Amendments on Form S-1 Registration Statement filed on March 23, 2009. Except in special circumstances in which a duty to update arises under law when prior disclosure becomes materially misleading in light of subsequent events, Vion does not intend to update any of these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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